[MONARCH COMMUNITY BANK LETTERHEAD]
August 1, 2011
VIA EDGAR
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Michael Volley
     Re:     Monarch Community Bancorp, Inc.
Dear Mr. Volley:
     This correspondence is being sent to confirm our telephone conversation with you on July 29, 2011. Per our conversation, Monarch Community Bancorp, Inc. will be in a position to file its response to the SEC’s comment letter dated July 22, 2011 on or before August 31, 2011. Because this is our first time in having to comply with the new XBRL requirements and the impending due date for filing our 2nd quarter 2011 Form 10-Q, we requested the additional time to help ensure that our response is fully responsive to the SEC’s comment letter. We thank you for kindly granting the extension.

Very truly yours, Monarch Community Bancorp, Inc.
/s/Rebecca S. Crabill
Rebecca S. Crabill
Chief Financial Officer